EXHIBIT 4.1.3

AMENDMENT TO DEBENTURES, AGREEMENT AND WAIVER

THIS AMENDMENT TO DEBENTURES, AGREEMENT AND WAIVER (this “Agreement”) is entered into on August 29, 2008, by and among CryoPort, Inc., a Nevada corporation (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in each of the Purchase Agreements (each as defined below) or in each of the Debentures (each as defined below).  For purposes hereof,

“Enable Funds” shall mean Enable Growth Partners LP (“EGP”), Enable Opportunity Partners LP (“EOP”) and Pierce Diversified Strategy Master Fund LLC, Ena (“Pierce”).

“September 2007 Purchasers” shall mean BridgePointe Master Fund Ltd., a Cayman Islands Exempted Company and the Enable Funds.

RECITALS

WHEREAS, pursuant to a Securities Purchase Agreement dated September 27, 2007 (the “September 2007 Purchase Agreement”) by and among the Company and each of the September 2007 Purchasers, the Company issued to each of the September 2007 Purchasers an aggregate principal amount equal to $4,419,397 of the Company’s Original Issue Discount 8% Senior Secured Convertible Debenture Due February 27, 2010 (the “September 2007 Debentures”), and (b) common stock purchase warrants to purchase an aggregate of 14,431,361 shares of Common Stock, with an exercise price of $0.60 per share;

WHEREAS, the September 2007 Debentures were amended by the Amendment to Original Issue Discount 8% Senior Secured Convertible Debentures (the “First September 2007 Amendment”) dated on or about February 14, 2008 to, among other things, amend the Maturity Date of the September 2007 Debentures to March 27, 2010.

WHEREAS, pursuant to Section 6(b) of the September 2007 Debentures, on each Monthly Redemption Date, beginning on August 1, 2008, the Company is required to redeem the Monthly Redemption Amount (the “September 2007 Monthly Redemptions”);

WHEREAS, pursuant to Section 2 of the September 2007 Debentures, the Company is required to make quarterly interest payments on each January 1, April 1, July 1 and October 1;

WHEREAS, the Purchasers and the Company agree that in exchange for the Purchasers’ deferral of certain interest and principal payments on the September 2007 Debenture, the Company will increase the principal amount of the September 2007 Debentures.

WHEREAS, it is the intention of the Company and the Purchasers that the Rule 144 holding period for the September 2007 Debentures, as amended hereby, will tack to, and run from, the Original Issue Date of the September 2007 Debentures and the Rule 144 holding period for the as allowed under Interpretation 209.14 issued on April 2, 2008 for Rule 144 (d)(3)(ii); and

WHEREAS, the Company and the Purchasers now desire that the terms of the Debentures and the Warrants be modified and have entered into this Agreement to document their agreement regarding such modifications.

AGREEMENT

NOW, THEREFORE, the parties to this Agreement, for adequate and sufficient consideration, the receipt of which is hereby acknowledged, do hereby agree as follows:

1.	Incorporation of Preliminary Statements. The Recitals set forth above by this reference hereto are hereby incorporated into this Agreement.

2.
Waiver of Interest Payments.   Each September 2007 Purchaser, severally and not jointly with the other September 2007 Purchasers, hereby waives the Company’s obligation to pay the interest payments which would otherwise be due on October 1, 2008 and January 1, 2009 with respect to the September 2007 Debenture (collectively, the “September 2007 Waived Interest Payments”).

3.
Amendment to Monthly Redemption Date of the September 2007 Debentures.  The definition of “Monthly Redemption Date” in Section 1 of the September 2007 Debenture is hereby deleted and replaced in its entirety with the following:

“Monthly Redemption Date” means the 1st of each month, commencing immediately upon December 31, 2008, and terminating upon the full redemption of this Debenture.

4.
Increase to Outstanding Principal Amount of Debentures.  The outstanding principal amount of each September 2007 Debenture is hereby increased to an amount equal to 115% of the sum of (i) the outstanding principal amount of such September 2007 Debenture immediately prior hereto, plus (ii) an amount equal to the additional amount of interest that would have accrued on the September 2007 Debenture from July 1, 2008 through December 31, 2008 (the “New September 2007 Principal Amount”).

For the avoidance of doubt, the New September 2007 Principal Amount for each New September 2007 Debenture along with the new Monthly Redemption Amounts for each such debenture are set forth on Schedule 5 attached hereto.  The amounts set forth on Schedule 5 shall govern absent manifest error.

5.
Amendment to Monthly Redemption Amount of the September 2007 Debentures.  The definition of “Monthly Redemption Amount” in Section 1 the September 2007 Debenture is hereby amended to mean the New September 2007 Principal Amount (as defined above), divided by sixteen (16), plus accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder in respect of this Debenture.  The new Monthly Redemption Amount for each of the Purchasers, respectively, is set forth on Schedule 5 attached hereto.

6.
Tolling of Interest Accrual.  In consideration of the terms hereof, no interest shall accrue on the September 2007 Debentures after July 1, 2008 until January 1, 2008, at which time interest shall commence to accrue on the Amended September 2007 Debentures in accordance with their terms.

7.
Exempt Issuance. Each Purchaser, severally and not jointly with the other Purchasers, hereby agrees that the issuance by the Company of the New Securities shall constitute an “Exempt Issuance” pursuant to the Purchase Agreement.

8.
Waiver. To the extent any of the above described actions or issuances would constitute an Event of Default under the Debentures, each Purchaser hereby waives any such Events of Default relating solely to the actions or issuances set forth in this Agreement and each Purchaser hereby withdraws any notice or demand to the contrary.

9.	Representations and Warranties of the Company. The Company hereby makes to the Purchasers the following representations and warranties:

a.
Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith.  This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

b.
Issuance of the Securities.  The Securities are duly authorized and duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.  The shares underlying the Securities, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents.  The Company has reserved from its duly authorized capital stock a number of shares of Common Stock for issuance of the shares underlying the Securities.

c.
No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien (except as contemplated by the Security Documents with respect to the Debentures) upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing a Company or Subsidiary debt or otherwise) or other material understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

d.
Equal Consideration.  Except as set forth in this Agreement, no consideration has been offered or paid to any person to amend or consent to a waiver, modification, forbearance or otherwise of any provision of any of the Transaction Documents.

10.
Representations and Warranties of the Purchasers.  Each Investor, severally and not jointly with the other Purchasers, represents and warrants as of the date hereof to the Company as follows: (a) the execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Purchaser and (b) this Agreement has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

11.	Effect on Transaction Documents. Subject to the waivers and amendments provided herein, all of the terms and conditions of the Transaction Documents shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein, including but not limited to, any other obligations the Company may have to the Purchasers under the Transaction Documents provided however that references to Securities, Debentures and the Conversion Shares in the Transaction Documents shall be deemed to refer to the Amended September 2007 Debentures the shares underlying such Amended September 2007 Debentures, respectively. Except as expressly set forth herein, this Agreement shall not be deemed to be a waiver, amendment or modification of any provisions of the Transaction Documents or of any right, power or remedy of the Purchasers, or constitute a waiver of any provision of the Transaction Documents (except to the extent herein set forth), or any other document, instrument and/or agreement executed or delivered in connection therewith, in each case whether arising before or after the date hereof or as a result of performance hereunder or thereunder. The Purchasers reserve all rights, remedies, powers, or privileges available under the Transaction Documents, at law or otherwise. This Agreement shall not constitute a novation or satisfaction and accord of the Transaction Documents or any other document, instrument and/or agreement executed or delivered in connection therewith.

12.	Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Purchasers.

13.	Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Transaction Document.

14.	Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of the Purchasers. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of the Purchasers. The Purchasers may assign their respective rights hereunder in the manner and to the Persons as permitted under the applicable Transaction Document.

15.	Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

16.	Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Transaction Documents.

17.	Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

18.	Headings. The headings in this Agreement are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

19.	Effectiveness. The effectiveness of this Agreement shall be expressly conditioned upon the Purchasers’ receipt, on or before the date hereof, of (i) a certificate, dated as of the date hereof, executed by the Chief Executive Officer of the Company certifying that, to the best knowledge of the Chief Executive Officer after reasonable investigation, no Event of Default, except as expressly waived in this Agreement, and no event which, with the giving of notice or passage of time (or both), would constitute an Event of Default under the Debentures has occurred or is continuing and (ii) all documents (including the New Securities) required to be delivered by the Company hereunder shall have been executed and delivered to the Purchasers. In the event the foregoing items are not delivered to the Purchasers, all of the consents, amendments and waivers of the Purchasers contained herein shall be null and void.

20.	Disclosure and Filing of 8-K. Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Enable Funds or their agents or counsel with any information that it believes constitutes or might constitute material, nonpublic information. On or before 9:30 am (NY time) on the Trading Day immediately following the date hereof, the Company shall file a Current Report on Form 8-K, reasonably acceptable to each Purchaser disclosing the material terms of the transaction contemplated hereby, which shall include this Agreement as an attachment hereto.

21.	Independent Nature of Purchasers’ Obligations and Rights. The Company has elected to provide all Purchasers with the same terms and form of this agreement for the convenience of the Company and not because it was required or requested to do so by the Purchasers. The obligations of each Purchaser under this agreement and any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under this Agreement or any Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. Each Investor has been represented by its own separate legal counsel in their review and negotiation of this Agreement and the Transaction Documents.

[signature page follows]

IN WITNESS WHEREOF, the Company and each of the Purchasers have executed this Agreement as of the date first written above.

COMPANY:

CRYOPORT, INC., a Nevada corporation

By: /s/ Peter Berry
Name: Peter Berry
Title: Chief Executive Officer, President

PURCHASERS:

BRIDGEPOINTE MASTER FUND LTD., a Cayman Islands exempted company

By: /s/ Eric Swartz
Name: Eric Swartz
Title: Director

ENABLE GROWTH PARTNERS LP

By: /s/ Adam Epstein
Name: Adam Epstein
Title: Principal

ENABLE OPPORTUNUTY PARTNERS LP

By: /s/ Adam Epstein
Name: Adam Epstein
Title: Principal

PIERCE DIVERSIFIED STRATEGY MASTER FUND LLC, Ena

By: /s/ Adam Epstein
Name: Adam Epstein
Title: Principal

SCHEDULE 5

NEW PRINCIPAL AMOUNT

September 2007 Debentures

Name of Investor	Principal Amount Outstanding Immediately Prior to this Agreement (“Pre-Amendment Outstanding Principal Amount”)	Amount of Interest Which Would Have Accrued From July 1, 2008 Accrued Through December 31, 2008 (the “Waived Interest”)	New September 2007 Principal Amount *	New Monthly Redemption Amount for the September 2007 Debentures **
BridgePointe Master Fund Ltd.	$1,594,117.00	$63,764.70	$1,906,563.96	$119,160.24
Enable Growth Partners LP	$2,352,000.00	$94,080.00	$2,812,992.00	$175,812.00
Enable Opportunity Partners LP	$415,680.00	$16,627.20	$497,153.28	$31,072.08
Pierce Diversified Strategy Master Fund LLC, Ena	$57,600.00	$2,304.00	$68,889.60	$4,305.60
Totals	$4,419,397.00	$176,775.90	$5,285,598.84	$330,349.93

* = 115% of the sum of (i) the Pre-Amendment Outstanding Principal plus (ii) the Waived Interest Payments.

** = the New September 2007 Principal Amount, divided by sixteen (16) (not accounting for any accrued but unpaid interest, liquidated damages and any other amounts then owing to the Holder in respect of this Debenture).